UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

AMERICAN SCIENCE AND ENGINEERING, INC.

(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of Incorporation or organization)	1-6549 (Commission File Number)	04-2240991 (I.R.S Employer Identification No.)

829 Middlesex Turnpike, Billerica, Massachusetts (Address of principal executive offices)	01821 (Zip Code)

(978) 262-8700

KENNETH J. GALAZNIK

(Name and telephone number, including area code, of person

to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of American Science and Engineering, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 (the “Rule”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

A copy of this Form SD, including our Conflict Minerals Report provided as Exhibit 1.02, is publicly available at http://ir.as-e.com.

Item 1.02 Exhibit

Our Conflict Minerals Report is filed as Exhibit 1.02 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of American Science and Engineering, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Science and Engineering, Inc.

By:	/s/ Kenneth J. Galaznik	June 1, 2015
	Kenneth J. Galaznik	(Date)
Senior Vice President, CFO and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of American Science and Engineering, Inc.